130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 office@avalonraremetals.com www.avalonraremetals.com

NEWS RELEASE

March 3, 2014	No. 14-04

Avalon Enters into Rare Earth Refining Agreement

and Strategic Partnership

Toronto, ON -- Avalon Rare Metals Inc. (TSX and NYSE MKT: AVL) (“Avalon” or the “Company”) is pleased to announce that it has entered into an agreement with Solvay, to have Solvay process Avalon’s rare earth concentrate into pure rare earth oxides for an anticipated period of 10 years from the start of deliveries to Solvay’s rare earth separation and refining plant located in La Rochelle, France (the “Tolling Agreement”). In addition, effective immediately, Solvay will provide Avalon with technical support for the further design optimization, engineering and commissioning of Avalon’s hydrometallurgical processing plant.

Avalon will ship a concentrate to La Rochelle containing 98.5% Rare Earth Oxide (“REO”) and Solvay will return separated oxides of praseodymium (Pr), neodymium (Nd), europium (Eu), gadolinium (Gd), terbium (Tb), dysprosium (Dy), lutetium (Lu) and yttrium (Y) ranging in purity from 99.5% to 99.99%. The Tolling Agreement also provides Solvay with the opportunity to purchase selected REO from Avalon. All rare earth products not purchased by Solvay will be sold by Avalon and delivered directly from the La Rochelle plant.

Don Bubar, Avalon’s President and CEO, said, “We are extremely pleased to have a highly experienced rare earth refiner like Solvay as a strategic partner. This Tolling Agreement greatly reduces the technical risk and costs associated with building, commissioning and operating a dedicated REE Refinery for the Nechalacho Project, making the whole project a less risky and more attractive investment opportunity. In addition, this reduces the potential for delays in initial product deliveries as perceived by our customers, who know they can rely on Solvay to produce the quality they require in a timely, proven, and reliable way. Solvay and Avalon also share similar values for environmental and social responsibility, which furthers our goal of becoming a sustainable operator.”

Avalon is continuing its feasibility study optimization work and will now integrate the Solvay Tolling Agreement into the project development model. The decision to use Solvay’s facilities to refine the Company’s mixed rare earth concentrate makes the property optioned in Geismar, Louisiana for a Refinery, potentially available as an alternative location for the hydrometallurgical facility, originally contemplated for Pine Point, NWT.

Avalon’s next steps are primarily focused on producing an updated Technical Report incorporating the results of all the recent optimization work. Other goals for 2014 include completing land use permit applications, carrying out additional pilot plant trials of the new hydrometallurgical plant flowsheet needed to finalize detailed plant designs and engineering, securing commitments on off-take and arranging project financing. Commencing December 31, 2014, Solvay will have certain termination rights until project financing is achieved.

For more information about Solvay, please visit www.solvay.com.

About Avalon Rare Metals Inc.

Avalon Rare Metals Inc. is a mineral development company focused on rare metal deposits in Canada. Its 100%-owned Nechalacho Deposit, Thor Lake, NWT is exceptional in its large size and enrichment in the scarce 'heavy' rare earth elements, key to enabling advances in clean technology and other growing high-tech applications. With a positive feasibility study and environmental assessment completed, the Nechalacho Project remains the most advanced potential large new source of heavy rare earths in the world outside of China, currently the source of most of the world’s supply. Avalon is adequately funded, has no debt and its work programs are progressing. Social responsibility and environmental stewardship are corporate cornerstones.

For questions and feedback, please e-mail the Company at ir@avalonraremetals.com, or phone Don Bubar, President & CEO at 416-364-4938.

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements that Solvay will provide Avalon with technical support, Avalon will ship a concentrate from Geismar to La Rochelle, Solvay will return separated oxides, and products not purchased by Solvay will be sold by Avalon. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “potential”, “scheduled”, “anticipates”, “continues”, “expects” or “does not expect”, “is expected”, “scheduled”, “targeted”, “planned”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be” or “will not be” taken, reached or result, “will occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements. Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made. Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Factors that may cause actual results to differ materially from expected results described in forward-looking statements include, but are not limited to market demand for Avalon’s securities, as well as those risk factors set out in the Company’s current Annual Information Form, Management’s Discussion and Analysis and other disclosure documents available under the Company’s profile at www.SEDAR.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company’s plans and objectives and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.